October 16, 2009
Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Claire’s Stores, Inc.
Form 10-K for Fiscal Year Ended January 31, 2009
Filed April 28, 2009
Form 10-K/A for Fiscal Year Ended January 31, 2009
Filed May 27, 2009
Form 10-Q for Fiscal Quarter Ended August 1, 2009
Filed September 11, 2009
File No.: 333-148108
Dear Mr. Reynolds:
We are responding to your follow-up comment letter, dated October 2, 2009, from the Staff (“Staff”) of the Securities and Exchange Commission (“SEC”) regarding the annual report on Form 10-K for the year ended January 31, 2009 filed April 28, 2009 (the “Form 10-K”), Form 10-K/A for the year ended January 31, 2009 filed May 27, 2009 (the “Form 10-K/A”), and Form 10-Q for fiscal quarter ended August 1, 2009 filed September 11, 2009 (the “Form 10-Q”) filed by Claire’s Stores, Inc. (“Claire’s”, the “Company” or the “Registrant”). For convenience, we have set out the Staff’s comment in italics before our response:
Exhibits
1.	The guarantee and collateral agreement filed as exhibit 10.3 and the mortgage agreement filed as exhibit 10.4 to your Form 10-Q filed September 11, 2009 do not appear to include all of the schedules or exhibits to the agreements. Please explain why these agreements were not filed in their entirety, or refile the agreements with all attachments.

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
October 16, 2009

Response:
The guarantee and collateral agreement and the mortgage agreement will be re-filed in their entirety with the Company’s next Form 10-Q for the quarter ended October 31, 2009. The exhibits and schedules to these agreements were inadvertently omitted in the filing process. For the Staff’s information, the omitted exhibits and schedules are as follow: (i) Schedules to guarantee and collateral agreement, which contain 9 pages of disclosures relating primarily to stock and trademarks pledged by the Company as collateral under the Credit Agreement, (ii) Exhibit I to the guarantee and collateral agreement, which is a three page form of Supplement to be used if a new subsidiary is required to become a party to the guarantee and collateral agreement, and (iii) Exhibit A to the mortgage agreement, which contains a two-page legal description of the property subject to the Mortgage. We further advise the Staff that all material agreements will be filed in their entirety pursuant to the Item 601(b)(10) of Regulation S-K in future filings.
Summary
In connection with our responses to the Staff’s follow-up comment letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referred to herein;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States
The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the Staff’s review of the Company’s filing or in response to the Staff’s comments on the Company’s filings.

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
October 16, 2009

Thank you for your consideration. We are available to discuss this matter further with you at your convenience.

Very truly yours,
/s/ Rebecca R. Orand
Rebecca R. Orand
Senior Vice President and General Counsel

cc:	John Archfield, Staff Accountant Nasreen Mohammed, Assistant Chief Accountant Louis Rambo, Staff Attorney Pamela Howell, Special Counsel J. Per Brodin (Claire’s Stores, Inc.)